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SECURITIES ▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮ ⁔ION
W: 03013353

RECEIVED MAR 0 3 2003 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-53726

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___06/04/02___ AND ENDING ___12/31/02___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 PARK AVENUE
                                (No. and Street)

NEW YORK	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JOSEPH SANTORO, CONTROLLER   212-401-3473
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
                      (Name - if individual, state last, first, middle name)

TWO WORLD FINANCIAL CENTER	NEW YORK	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOM
FINANC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

RBS SECURITIES CORPORATION
(A wholly-owned subsidiary of NatWest Markets Group Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Joseph Santoro, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBS Securities Corporation (the "Company") for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   2-24-03
Joseph Santoro   Date
Controller

Subscribed and sworn to before me,
this 24 day of FEB 2003

_____
Notary Public

RBS SECURITIES CORPORATION
(a wholly-owned subsidiary of NatWest Markets Group Inc.)
(S.E.C. I.D. No. 8-53726)



STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
RBS Securities Corporation

We have audited the accompanying Statement of Financial Condition of RBS Securities Corporation (the "Company"), a wholly-owned subsidiary of NatWest Markets Group Inc., as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this Statement of Financial Condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such Statement of Financial Condition present fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 14, 2003



Deloitte
Touche
Tohmatsu

RBS SECURITIES CORPORATION
(A wholly-owned subsidiary of NatWest Markets Group Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$5,034,345
Receivable from affiliate	2,118,335
Interest receivable	4,277
Receivable from customer	261,541
TOTAL ASSETS	**$7,418,498**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$1,415,418
Payable to affiliate	507,302
Income taxes payable	250,218
Total liabilities	2,172,938
SHAREHOLDER'S EQUITY:	
Common stock - $50,000 par value; 100 shares authorized, issued and outstanding	5,000,000
Retained earnings	245,560
Total shareholder's equity	5,245,560
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$7,418,498**

See notes to financial statements.

RBS SECURITIES CORPORATION
(A wholly-owned subsidiary of NatWest Markets Group Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
PERIOD ENDED DECEMBER 31, 2002

1. **ORGANIZATION**

   RBS Securities Corporation (the "Company") is a wholly-owned subsidiary of NatWest Markets Group Inc. (the "Parent"), which is a wholly-owned subsidiary of NatWest Group Holdings Corporation ("NWGHC"), which, in turn, is a wholly-owned subsidiary of The Royal Bank of Scotland Group, plc (the "Group"), with subsidiaries and affiliates throughout the world. The Company was formed on June 4, 2002 and acts as an agent in effecting private placements of corporate debt securities sold to institutional investors on behalf of the Group and third-party corporate issuers.

   The Company became a registered securities broker-dealer with the National Association of Securities Dealers (the "NASD") effective June 4, 2002 and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Cash - Cash includes interest earning deposits with maturities of less than three months.

   Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from the estimates.

   Income Taxes - The Company accounts for income taxes utilizing the asset and liability approach. Federal and state income taxes are calculated for the Company and included in the consolidated federal and state tax returns of NWGHC.

3. **NET CAPITAL AND OTHER REGULATORY REQUIREMENTS**

   The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company files under the alternate net capital requirement, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2002, the Company had net capital of $2,865,684, which was $2,615,684 in excess of the minimum requirement.

4. **INCOME TAXES**

   The Company is included in the consolidated federal and state income tax returns of NWGHC. Pursuant to an arrangement with its Parent, the Company pays its current federal tax liability or receives its current tax benefit to the extent the related income or loss is included in the consolidated returns.

5. **RELATED-PARTY TRANSACTIONS**

Pursuant to a service agreement, Royal Bank of Scotland plc, New York Branch ("RBS NY"), provides certain operating and other administrative support services to the Company. Such services include finance, technology, legal, human resources, and other administration. Additionally, eligible employees of the Company participate in a qualified defined contribution 401(k) profit sharing plan and a defined benefit pension plan sponsored by RBS NY.

6. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Substantially all financial instruments on the Company's Statement of Financial Condition are carried at fair value or at amounts that approximate fair value. Assets including cash and receivables are carried at amounts that approximate fair value. Similarly, accrued expenses are carried at amounts that approximate fair value.

* * * * * *

February 14, 2003

RBS Securities Corporation
101 Park Avenue
New York, NY 10178

In planning and performing our audit of the Statement of Financial Condition of RBS Securities
Corporation (the "Company"), a wholly-owned subsidiary of NatWest Markets Group Inc., for the
period June 4, 2002 (Date of Formation) to December 31, 2002 (on which we issued our report dated
February 14, 2003), we considered its internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the
Statement of Financial Condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a
study of the practices and procedures (including tests of compliance with such practices and
procedures) followed by the Company that we considered relevant to the objectives stated in Rule
17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule
17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did
not review the practices and procedures followed by the Company in making the quarterly securities
examinations, counts, verifications, and comparisons, and the recordation of differences required by
Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8
of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does
not carry securities accounts for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs
of internal control and of the practices and procedures, and to assess whether those practices and
procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission")
above-mentioned objectives. Two of the objectives of internal control and the practices and procedures
are to provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or
disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the Statement of Financial Condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP